                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. 2)*


                      SECURITY FIRST CORP.
- -------------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.01 per share
- -------------------------------------------------------------------
                 (Title of Class of Securities)

                          81425K 10 2
- -------------------------------------------------------------------
                         (CUSIP Number)

                       Robert L. Anderson
10365 Pinecrest Road, Painesville, OH 44077 (216) 357-6983
- -------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                          April 10, 1996
- -------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission, See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 81425K 10 2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert L. Anderson - ###-##-####
- ------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                       (b) X
- ------------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF
- ------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                        __
- ------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
- ------------------------------------------------------------------
     NUMBER OF      7.   SOLE VOTING POWER
                         110,537
     SHARES         -----------------------------------------
                    8.   SHARED VOTING POWER
     BENEFICIALLY        58,562
                    -----------------------------------------
     OWNED BY       9.   SOLE DISPOSITIVE POWER
                         110,537
     EACH REPORTING -----------------------------------------
                    10.  SHARED DISPOSITIVE POWER
     PERSON WITH         58,562
- ------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     169,099
- ------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES                                      __

- ------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.42%
- ------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
- ------------------------------------------------------------------

Item 1.  Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Shares") of Security First Corp. ("Security"), a Delaware chartered thrift institution holding company. The address of Security's office is 1413 Golden Gate Boulevard, Mayfield Heights, Ohio 44124.

Item 2.  Identity and Background

     The name and business address of the person filing this statement is Robert L. Anderson, 10365 Pinecrest Road, Painesville, Ohio, 44077. Mr. Anderson is a Director of Security. He is also the Chairman and Chief Executive Officer of Wiseco Piston, Inc., a piston manufacturing company, located at 7201 Industrial Park Blvd., Mentor, Ohio, 44060. During the last five years, Mr. Anderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Anderson is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     As a result of the issuance of 1,397,508 shares of Security stock in connection with the acquisition of First Kent Financial Corporation, Mr. Anderson is no longer an over 5% stockholder of Security.

Item 4.  Purpose of Transaction

     All of the shares purchased by Mr. Anderson were purchased for investment purposes. Mr. Anderson may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Security for investment or dispose of shares of Security. As a Director of Security, Mr. Anderson regularly explores potential actions and transactions which may be advantageous to Security, including possible mergers, acquisitions, reorganizations, or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of Security.

     Except as noted above with respect to Mr. Anderson's activities on behalf of Security, Mr. Anderson has no plans or proposals which relate to or would result in:

          a) the acquisitions by any person of additional securities of Security, or the disposition of securities by Security;

          b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Security;

          c) a sale or transfer of a material amount of assets of Security;

          d) any change in the present Board of Directors or management of Security, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          e) any material change in the present capitalization or dividend policy of Security;

          f) any other material change in Security's business or corporate structure;

          g) changes in Security's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Security by any person;

          h) causing a class of securities of Security to be delisted from a national securities exchange or to cease to be authorized to be quoted in a inter-dealer quotation system of a registered national securities association;

          i) a class of equity securities of Security becoming eligible for termination of registration pursuant to
               Section 12 (g) (4) of the Securities Exchange Act of
               1934; or

          j)   any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     Mr. Anderson owns beneficially an aggregate of 169,099 shares of Security common stock, constituting 3.42% of the number of shares of such common stock outstanding on the date hereof. Such amount includes 101,975 shares (of which 8,000 shares Mr. Anderson owns jointly with his wife, Joanne Anderson, and 93,975 shares he owns individually, all of which Mr. Anderson may be deemed to have sole voting and investment power) and 8,562 shares subject to conversion rights with respect to 100 of the Company's convertible subordinated debentures. Also, included are 58,562 shares (including 8,562 shares subject to conversion rights with respect to 100 of the Company's convertible subordinated debentures) which Mr. Anderson has shared voting and investment power as one of five trustees of the Profit

Sharing Plan of Wiseco Piston Company Inc., ("Wiseco Plan"). Mr. Anderson is the Administrator of the Wiseco Plan. The other four trustees are Joanne Anderson, Doris Riggin, Thomas Kipp, and Kathryn Kipp. Mr. Anderson and the other trustees expressly disclaim that they are members of a group.

     During the last 60 days, Mr. Anderson has effected the following transactions using personal funds:

     Mr. Anderson is a participant in the Company's Dividend Reinvestment Plan and on March 29, 1996, Mr. Anderson received 825.711 shares under this plan.

     Joanne Anderson does not beneficially own any shares of Security other than the shares owned jointly with Mr. Anderson and the shares owned by the Wiseco Plan.

     Mrs. Anderson is Vice President of Wiseco Piston Company, Inc. and her business address is 7201 Industrial Park Blvd., Mentor, Ohio, 44060. During the last five years, Mrs. Anderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Anderson is a citizen of the United States of America.

     Doris Riggin owns beneficially an aggregate of 64,700 shares of Security Common Stock, constituting 1.31% of the number of shares of such common stock outstanding on the date hereof. Ms. Riggin owns directly 14,700 shares and the remaining 50,000 shares are owned by the Wiseco Plan. Mr. Anderson and Mrs. Riggin act independently of each other with respect to shares of Security beneficially owned by them, other than the shares owned by the Wiseco Plan.

     Ms. Riggin is Treasurer of Wiseco Piston Company, Inc., and her business address is 7201 Industrial Park Blvd., Mentor, Ohio, 44060.
During the last five years, Ms. Riggin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Riggin is a citizen of the United States of America.

     Thomas and Kathryn Kipp own beneficially an aggregate of 62,762 shares of Security Common stock, constituting 1.27% of the number of shares of such common stock outstanding on the date hereof. Mr and Mrs. Kipp own directly 4,200 shares, Mr. Kipp owns 8,562 shares subject to conversion rights with respect to 100 of the Company's convertible subordinated debentures and the remaining 50,000 shares are owned by the Wiseco Plan. Mr. Anderson and Mr and Mrs. Kipp act independently of each other with respect to shares of Security beneficially owned by them, other than the shares owned by the Wiseco Plan.

     Mr. Kipp is President of Wiseco Piston, Inc. and his business address is 7201 Industrial Park Blvd., Mentor, Ohio, 44060. Mrs. Kipp is a housewife. During the last five years, Mr. and Mrs. Kipp have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in their being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. and Mrs. Kipp are citizens of the United States of America.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Wiseco Plan, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Anderson and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Security common stock beneficially owned by Mr. Anderson is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power of investment power over such shares (excluding standard default and similar provisions contained in loan agreements).

Item 7.  Material to be Filed as Exhibits

     None.

                           Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        May 23, 1996
                             ------------------------------------
                                             Date

                                   (s) Robert L. Anderson
                             ------------------------------------
                                        Robert L. Anderson